UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

23 August 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2

Telecom Place

167 Victoria Street West

Auckland 1010

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release

2.	Investor Presentation

3.	KPIs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 23 August 2013	By:	/s/ Laura Byrne
	Name:	Laura Byrne
	Title:	Company Secretary

MEDIA RELEASE 23 August 2013

TELECOM FY13 FULL YEAR RESULT

REFLECTS EARLY IMPACT OF STRATEGIC SHIFT

Telecom announced today net earnings after tax of NZ$238 million for the financial year ending 30 June 2013, in a result that reflects the early impact of the major strategic shift underway across the group.

During the year, Telecom began changing from a traditional fixed and mobile infrastructure company to a future-oriented competitive provider of communication, entertainment and IT services, delivered over its networks and the Cloud.

Chairman Mark Verbiest said Telecom made some deliberate calls: to grow share in the mobile market, hold share in the broadband market, refocus the Gen-i business services portfolio and significantly reduce operating costs.

“We were conscious these decisions would likely have a negative impact on short-term operating revenues and margins and incur a substantial restructuring charge. However, we believe they have enhanced Telecom’s position for the longer term, by strengthening our customer base and improving our cost competitiveness.”

After adjusting for one-off items (including restructuring costs and asset impairments of $127 million), adjusted Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) from continuing operations were NZ$1,043 million, a 0.5% decrease from FY12.

Total adjusted operating revenues and other gains declined 8.1% to NZ$4,174 million, with much of this attributable to a decline in fixed line revenues.

Capital expenditure was NZ$465 million, an 18.6% increase on FY12 capital expenditure from continuing operations. Major capex items included purchases of 3G mobile spectrum, initial expenses relating to re-engineering of internal IT infrastructure and early investment in a new Optical Transport Network (OTN) to upgrade the core network.

The following table summarises Telecom group results from its continuing operations. Note that full year to year financial comparisons remain complicated by the Chorus demerger effective 1 December 2011, impacting FY12 financial results.

	REPORTED FY13 $M	ADJUSTED FY13 $M	ADJUSTED FY12 $M	ADJUSTED CHANGE
Total Revenues	4,189	4,174	4,540	-8.1%
Operating Costs	3,267	3,131	3,492	-10.3%
EBITDA	922	1,043	1,048	-0.5%
Net earnings	238	342	281	21.7%
Capex	465	465	392	18.6%
EPS (cps)	13	18	15	20.0%

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

The Directors have declared a second half dividend of 8c per share with 75% imputation, bringing the total dividend for the year to 16c per share, which remains a strong yield. Subject to no adverse change in operating outlook, Telecom intends paying a 16c per share dividend in FY14.

FY13 operational overview

Chief Executive Simon Moutter said Telecom was charting its new course in light of explosive growth in demand for data and mobility services, unprecedented change in the New Zealand industry structure, and the need to sort out complex business platforms, legacy products and high operating cost.

This transition was reflected in a weaker second half financial performance. Adjusted EBITDA for the second half of the year was down 4.1% versus the second half of the prior year, with Retail, Gen-i, Wholesale & International and AAPT all experiencing EBITDA declines, due to the impacts of intense price base competition, partially offset by reduced labour costs.

Although financial performance was weaker, there were encouraging signs of growth and stability in the customer base.

On the back of sharper marketing and pricing, greater focus on customer service and a growing appreciation of the quality of the Telecom Smartphone network, the number of mobile connections has grown significantly since the CDMA network closed in July 2012, with 92,000 net additions in the second half of FY13. 48,000 of the connections were prepaid and 44,000 post-paid.

In the very competitive fixed line broadband market, Telecom held market share at approximately 48% following several years of decline, with 18,000 net additional connections in the second half. As a consequence of holding broadband market share, Retail access line churn is the lowest in 5 years.

Telecom also invested in new service initiatives for customers. These included Telecommunity, an online site where customers can share helpful information and solve problems, and the ‘Tech in a Sec’ TV and online series of videos with helpful hints on a wide range of topics.

Gen-i’s financial performance in the period reflected intense price-based competition and significant portfolio changes to develop a stronger market proposition. These changes included the acquisition in May 2013 of Revera, a market leader in Infrastructure as a Service (IaaS) and data hosting services. Gen-i’s capabilities are being further boosted through a new Christchurch data centre, opened in August 2013, and plans to build a top-tier data centre in Auckland.

A new business unit, Telecom Digital Ventures, was created to act as an in-house ‘incubator’ and focus on developing new business opportunities.

Mr Moutter said Telecom needed to take swift and bold action during the year to become more competitive and reduce costs. As at 30 June 2013, Telecom group had a total of 6,622 full-time equivalent employees, a reduction of 16.2% from the beginning of the year and of 12.1% from 31 December 2012. This reflected a combination of natural attrition, redundancies and divestments, partially offset by the addition of 151 staff following the Revera acquisition.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

“The rationale for changes made to date, and for further changes, is undeniable. We know we must become, and remain, more competitive and we must continue to simplify and speed up our business to succeed in the long-term. We applaud our staff for being up for the challenge, and acknowledge that these hard decisions have incurred an emotional and financial toll,” Mr Moutter commented.

Outlook

Mr Moutter said while good progress had been made during FY13, especially on the cost side, “we are realistic about the performance improvements that must be achieved.”

“The market in which Telecom operates continues to evolve and our business must continue to change at pace. In particular, we will target: a leading position in the mobile market; ensuring we are competitive on costs; and improving the relevance of our marketing efforts, especially in key segments such as young urban customers.

“We will retain a disciplined approach to capital management and will continue to reduce variable costs and simplify the business. This will involve a significant re-engineering programme aimed at rationalising our internal IT infrastructure, and a centrally led programme looking across the business at simplification opportunities.

“Our aspiration is to be a growing New Zealand company, winning by customers choosing us to connect them at the ‘speed of life’.”

Telecom expects its capital expenditure programme for the next three years to average between NZ$400-500 million per annum, however the phasing will vary. Capital expenditure for FY14 is expected to be at the upper end of this range, excluding any investment in new spectrum.

Reflecting on the year, Mr Verbiest said Directors firmly believed Telecom has put itself ‘back in the game’ and were committed to the new strategy being pursued by management.

“It is going to take a concerted and disciplined effort over several years, but we believe this is the right long-term strategic path to build a more valuable company for our shareholders and contribute to a better future for New Zealand.”

- ENDS -

For media queries, please contact:

Richard Llewellyn

Head of Corporate Communications

+64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Capital Markets & Investor Relations

+64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telecom New Zealand

FY13 RESULT BRIEFING

Chief Executive - Simon Moutter

Chief Financial Officer - Jolie Hodson

Agenda

Strategic context

Strategic priorities

Product trends

Group results

Capital expenditure and capital management

Outlook

Strategic context

Global Context

We operate in a growth industry, monetising growth is the challenge

Local Context

Unprecedented changes have occurred in local industry structure - market still developing and stabilising

Telecom Context

Market share still weighted to the fixed line

Legacy cost-base, product and system challenges

Committed to growing customer preference in mobile and data

FY13 financial results reflect

Our strategic decision to hold share in broadband and grow mobile

Significant restructuring activities to implement new strategy and position ourselves for the future

We have four clear strategic priorities

1. Revolutionise Customer Experiences

2. Simplify the Business

3. Win Key Markets

4. Win the Future

Revolutionise Customer Experiences

FY13 Deliverables

Revamped and expanded digital service channels

400,000+ “Tech in a Sec” video views to date

16,000 “Live Chat” experiences in the month of June

130,000 Wi-Fi users, all self-service

Launched new Broadband VAS product via arrangement to offer Barclays Premier League

Established a new leadership team to improve Gen-i service to Government customers

Tripled data roaming usage

telecomNZ

Tech

in a sec

‘Tech in a Sec’ presenter Matt Gibb

Live Chat Growth

20000

15000

10000

5000

0

Feb-13

Mar-13

Apr-13

May-13

Jun-13

929 Live Chats in the month of February

16,406 Live Chats in the month of June

Simplify the Business

FY13 Deliverables

Reduced FTE to 6,622 at 30 June 2013

Centralised cost out and simplification programme established

Commenced major IT re-engineering programme to drive further rationalisation and efficiency

Streamlined performance and HR systems

Commenced rationalisation of products and channels, particularly for business customers

Migrated 60% of broadband customers onto simplified plans

Gen-i portfolio optimised to focus more on mobility, data and Cloud services

FY13 FTE reduction

9000

8000

7000

6000

5000

FTE

7,903 373 7,530 1,059 151 6,622

30-Jun-12

H1 reduction

31-Dec-12

H2 reduction

Revera acquisition

30-Jun-13

Win Key Markets

FY13 Deliverables

Strategic decision made to focus on market share ahead of short-term earnings outcomes:

Grew mobile service revenues, up 3.5%

Held broadband market share at 48%

H2 Retail access churn lowest in 5 years

Launched “Ultra broadband” (VDSL and Fibre) with demand already exceeding supply and positive market response

Increased brand differentiation, particularly to key market segments like young urban customers

Continued positive momentum in Skinny

Embedded a daily sales rhythm culture to increase competitiveness

Ultra Broadband is here.

Win the Future

FY13 Deliverables

Established Telecom Digital Ventures to develop new revenue and new businesses

Acquired Revera, a market-leading IaaS and Cloud services provider

Christchurch data centre built, Auckland data centre in advanced planning

Gen-i partnerships formed with SAP, Flexera, IBM, Microsoft, HP, Samsung and Cisco

Started next generation 4G LTE network build

National Wi-Fi footprint significantly expanded

Selected as IT provider for Network for Learning (N4L)

N4L Chair Helen Robinson and Associate Education Minister Nikki Kaye at launch of N4L initiative

Product trends - Access & Calling

TELECOM RETAIL FIXED ACCESS CHURN

Connections (000)

50

45

40

35

30

25

20

15

10

5

-

H2 FY11 H1 FY12 H2 FY12 H1 FY13 H2 FY13

NZ CALLING REVENUES

(excl AAPT, Transits)

400

350

300

250

200

150

100

50

0

NZ$M

H2 FY11 H1 FY12 H2 FY12 H1 FY13 H2 FY13

Rebasing of broadband plans has resulted in lowest Retail access churn in 5 years

Commercial Wholesale deals will assist in managing rate of PSTN resale decline

Product trends - Mobile

NZ NET MOBILE ADDITIONS

(000)’s

100

50

0

-50

-100

-150

-200

-250

-300

H2 FY11 H1 FY12 H2 FY12 H1 FY13 H2 FY13

Loss of low ARPU prepaid connections on closure of CDMA network

Postpaid additions

Prepaid additions

NZ MOBILE SERVICE REVENUES

$M

370

360

350

340

330

320

310

300

H2 FY11 H1 FY12 H2 FY12 H1 FY13 H2 FY13

Continued strong performance in mobile

92k net additions in H2, 48k prepaid and 44k postpaid

Mobile service (usage) revenues +3.5%

SARC/revenue ratio improved a further percentage point in H2

Product trends - Broadband

TELECOM RETAIL NET BROADBAND ADDITIONS

(000)’s

30

25

20

15

10

5

0

H2 FY11 H1 FY12 H2 FY12 H1 FY13 H2 FY13

Increased price based competition resulted in reduced net adds

Improved net adds following rebasing of broadband plans

TELECOM RETAIL BROADBAND REVENUES

NZ$M

175

150

125

100

75

H2 FY11 H1 FY12 H2 FY12 H1 FY13 H2 FY13

Strategy to hold share successfully executed

18k net broadband additions in H2 FY13

As expected, rebasing of plans has negatively impacted revenues & margins

60% of customers are now on simplified, rebased plans

Ultra Broadband (VDSL & Fibre) products are proving popular up-sell opportunities

Product trends - IT Services & Data

GEN-i IT SERVICES

Revenue $M

300

250

200

150

100

50

0

H2 FY11 H1 FY12 H2 FY12 H1 FY13 H2 FY13

Revenue EBITDA margin

12%

10%

8%

6%

4%

2%

0%

EBITDA Margin

DATA REVENUES

Revenues $M

250

200

150

100

50

H2 FY11 H1 FY12 H2 FY12 H1 FY13 H2 FY13

Wholesale Gen-i Retail AAPT

Declines in IT services and NZ data revenues reflect

Price competition, continued migration away from legacy to new IP-based products

Repositioning of Gen-i portfolio, towards higher margin business

Growth in AAPT data revenues following acquisition of Nextep

Group results - full year reported

2013

2012

CHANGE

$M

$M

Total Revenues 4,189 4,576 -8.5%

Operating Costs 3,267 3,497 -6.6%

EBITDA 922 1,079 -14.6%

D&A 539 576 -6.4%

Net financing costs 42 80 -47.5%

Income tax expense 103 112 -8.0%

Net Earnings 238 311 -23.5%

Capex 465 392 18.6%

EPS (cps) 12.8 16.1 -20.5%

Results from continuing operations

Group results - adjusting items

2013

2012

CHANGE $M $M

Reported Net Earnings 238 311 -23.5%

Restructuring costs 101 -

Asset impairments 26 -

Natural disaster costs 9 5

Insurance proceeds -15 -8

Foreign exchange gain - -28

Tax effect of items above -17 1

Adjusted Net Earnings 342 281 21.7%

Results from continuing operations

Group results - full year adjusted

2013 2012 CHANGE

$M $M

Total Revenues 4,174 4,540 -8.1%

Operating Costs 3,131 3,492 -10.3%

EBITDA 1,043 1,048 -0.5%

D&A 539 576 -6.4%

Net financing costs 42 80 -47.5%

Income tax expense 120 111 -8.1%

Net Earnings 342 281 21.7%

Capex 465 392 18.6%

EPS (cps) 18.4 14.5 26.9%

Results from continuing operations

Revenues

REVENUE COMPARISON - FY12 v FY13

$M

4600

4500

4400

4300

4200

4100

4000

4540 33 140 2 4365 38 47 160 13 9 4174

FY12 Revenue (Adj)

International transits

AAPT repositioning

Southern Cross dividend

Adjusted NZ Revenues

NZ Mobile (excluding change in accounting)

Change in mobile handset accounting

NZ fixed revenues (excl transits)

IT services

Other

FY13 Revenue (Adj)

Revenue trends reflect:

Continued declines in AAPT, albeit the rate of decline has slowed in H2

Reduction in total mobile revenues, due to change in handset accounting offsetting growth in service revenues

NZ fixed line decline reflects increased price based competition

Costs

COST COMPARISON - FY12 v FY13

$M

3600

3500

3400

3300

3200

3100

3000

3492 26 122 3344 12 45 1 91 90 3131

FY12 Cost (Adj)

International transits

AAPT

Adj NZ Costs

Asset impairments

Change in Chorus trades

Mobile COS

Labour costs (excl AAPT)

Other NZ decline

FY13 Cost (Adj)

Cost trends reflect:

Continued declines in AAPT as it exits low margin business

Changes to Chorus trading arrangements post demerger

Significant labour cost reductions, reflecting FTE & bonus reductions

Segment view - H2 FY13 adjusted EBITDA

H2 FY13 H2 FY12 CHANGE

$M $M

Retail 361 382 -5.5%

Gen-i 184 200 -8.0%

Wholesale & International 111 114 -2.6%

AAPT 38 48 -20.8%

T&SS -135 -151 +10.6%

Corporate -22 -33 +33.3%

Adjusted EBITDA 537 560 -4.1%

Capex

Capex

$M

350

300

250

200

150

100

50

H1 FY12 H2FY12 H1FY13 H2FY13

Other capex

OTN

Re-engineering

Mobile network

Spectrum

Pre demerger Chorus Capex

FY13 Capex of $465m in line with guidance

Disciplined approach to Capex maintained, focus on 3 key strategic programmes

Mobile evolution, OTN and re-engineering

Timing of spectrum auction for 700 MHz uncertain

Capital Management

Committed to conservative capital structure and single A credit rating

Debt

Net debt (and derivatives) $875m

Gross debt (and derivatives) $993m

Ave life of net debt 3.7 years

Ave cost of debt 5.3%

Equity

FY13 full year dividend 16.0 cps

H2 dividend 8.0 cps, imputed 75%

FY14 dividend policy

subject to no adverse change in operating outlook, FY14 dividend payout of 16.0 cps

Imputation 70 – 90% to enable replenishment of IC account

Intention to deregister ADR programme

Aiming to end FY14 with

A more competitive organisation:

A new winning culture which is performance driven, more agile and competitive

On track to crystallising an additional $100-$200m of annualised benefits from re-engineering, cost out and simplification programmes

Success in the market:

A 1-2% point increase in mobile market service revenue share – with mobile completely re-platformed, 4G LTE launched

Greater brand cut-through and preference in key markets

Stable broadband market connection share - VDSL and fibre products take-up accelerated

Double digit revenue growth from Gen-i networked ICT – with expanded data, mobility and Cloud capability

Success for the future:

At least four new highly differentiated offers to consumer & SME customers

Clear strategic path forward for Australia

Digital Ventures having launched a portfolio of new products and services

First half FY14 delivery focus

Revolutionise the customer experience:

Expanding and enhancing digital self-service options

Simplifying the business:

Continuing the re-engineering programme

Continuing the centralised cost out & simplification programme

Win key markets:

Re-invigorating our brands, and embedding a winning culture

Successfully launching 4G mobile in Q2

Continuing migration of broadband customers to simplified product range

Continue the up-selling of customers to Ultra Broadband – more reasons to value data

Win the future:

Leveraging Revera capability via Gen-i channels

Advancing the Telecom Digital Ventures portfolio

Integrating Wi-Fi into the mobility mobility proposition

Leveraging the Government rollouts of UFB and RBI, and auction of 700MHz spectrum

Financial Outlook

Adjusted EBITDA

Formal guidance not provided

Current FY14 market consensus is $1,035m

Capex

FY14 to FY16 envelope of $400m to $500m pa

FY14 currently anticipated to be near the upper end of this range (excluding spectrum)

Timing of spectrum acquisition remains uncertain

Dividend

Subject to no adverse change in operating outlook, FY14 dividend payout of 16 cps

Summary

As expected, near term revenue trends have been weak, largely driven by our strategic decisions to hold/grow share in the face of price based competition

Our strategy remains firmly focused on creating long-term shareholder value, through:

Near-term focus on market share, margins and costs

Longer-term focus aiming to drive market revenue/margin growth with control over unit it costs

Ongoing disciplined capital management

We are in the early phases of implementing this strategy and the organisational reset required to drive it – a lot of hard work still to come

We are committed to the strategy and to the actions needed to achieve success

Disclaimer

Forward-looking statements and disclaimer

This announcement includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements can be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this release. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions in New Zealand and Australia; the regulatory environment in New Zealand; competition in the markets in which Telecom operates; risks related to the sharing arrangements with Chorus, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise. The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.

Non-GAAP financial measures

Telecom results are reported under IFRS. This release includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1. EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2. Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.

3. Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

4. ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

5. Adjusted operating revenue. Adjusted operating revenue excludes significant one-off gains.

6. Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, together with any adjustments to depreciation, amortisation and financing costs, whilst also allowing for any tax impact of those items.

7. Pro-forma EBITDA. EBITDA adjusted to reflect changes in Chorus trades upon demerger

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Appendix

Revenue reclassifications

Changes in revenue classifications

Previous classifications

New classifications

Fixed

Mobile

IT services

Other operating revenues

Other gains

FY13

Reported Revenues

Local service 856 - 7 - - 863

Calling 622 - - - - 622

Interconnection 65 23 1 4 - 93

Mobile - 901 - - - 901

Data 515 - 1 - - 516

Broaoadband and internet 395 - - - - 395

IT services 4 2 512 - - 518

Resale 72 - - - - 72

Other operating revenues 6 - 9 165 - 180

Other gains - - - - 14 14

FY13 Reported Revenues 2,535 926 530 169 14 4,174

Revenues reclassified to align to internal reporting hierarchy

Primary change is allocation of interconnection revenues to fixed and mobile

Telecom Group

Adjusted Group result

	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m
Adjusted operating revenues and other gains
Fixed	1,676	1,589	1,489	1,373	1,302	1,233
Mobile	468	478	464	476	468	458
IT Services	269	287	267	276	269	261
Other operating revenue	110	82	92	85	79	90
Other gains	14	13	10	8	7	7
Internal Revenue	—	—	—	—	—	—

Adjusted operating revenues and other gains	2,537	2,449	2,322	2,218	2,125	2,049

Adjusted operating expenses
Labour	421	411	411	386	384	315
Intercarrier costs	801	758	641	519	480	456
Other operating expenses	828	767	782	753	755	729
Asset impairments	—	—	—	—	—	12

Adjusted operating expenses	2,050	1,936	1,834	1,658	1,619	1,512

Adjusted EBITDA - continuing operations	487	513	488	560	506	537
Adjusted EBITDA - discontinued operations	381	420	321	—	—	—

Adjusted EBITDA - total	868	933	809	560	506	537

Depreciation and amortisation expense - continuing operations	377	331	284	292	269	270
Net finance expense - continuing operations	63	74	59	21	22	20
Adjusted taxation expense - continuing operations	29	39	46	65	59	61
Share of associates’ net profits	1	—	—	—	—	—
Adjusted net earnings after tax - continuing operations	19	69	99	182	156	186

Analysis & KPI’s

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13	H2 FY13
Fixed revenue
Access	448	437	435	428	419	410
Voice/Calling	553	517	462	426	392	349
Broadband	272	260	261	236	222	209
Data	228	215	202	195	198	200
Other	175	160	129	88	71	65

	1,676	1,589	1,489	1,373	1,302	1,233

Mobile revenue
Mobile usage	343	341	345	351	360	363
Mobile other	125	137	119	125	108	95

	468	478	464	476	468	458

FTE Permanent - continuing operations	7,590	7,733	7,454	7,461	7,120	6,215
FTE Contractors - continuing operations	703	620	446	442	410	407

FTE Total - continuing operations	8,293	8,353	7,900	7,903	7,530	6,622

Basic EPS	9	—	52	8	9	4
Basic EPS (Adjusted)	8	12	12	9	8	10

Dividend per share declared	7.0	13.0	9.0	11.0	8.0	8.0

Telecom Group

Adjusted revenue and adjusted EBITDA by Unit

	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m
Adjusted operating revenue and other gains
Wholesale & International	369	359	337	314	312	282
Retail	1,012	1,003	962	966	928	899
Gen-i	705	697	672	663	639	622
AAPT	477	423	370	294	263	252
T&SS	56	41	38	29	28	29
Corporate	55	43	45	50	44	58
Eliminations	(137)	(117)	(102)	(98)	(89)	(93)

	2,537	2,449	2,322	2,218	2,125	2,049

Adjusted EBITDA
Wholesale & International	107	99	107	114	113	111
Retail	354	364	346	382	357	361
Gen-i	170	194	189	200	186	184
AAPT	46	44	40	48	36	38
T&SS	(159)	(146)	(155)	(151)	(152)	(135)
Corporate	(31)	(42)	(39)	(33)	(34)	(22)

Continuing operations	487	513	488	560	506	537
Discontinued operations	381	420	321	—	—	—

Total group adjusted EBITDA	868	933	809	560	506	537

Telecom

Financial breakdown by business unit - Wholesale & International

	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m
Adjusted operating revenues and other gains
Fixed	294	294	276	268	263	231
Mobile	5	4	3	3	5	6
IT services	1	—	—	1	1	1
Other operating revenue	11	10	12	10	11	11
Other gains	—	—	6	—	—	—
Internal Revenue	58	51	40	32	32	33

	369	359	337	314	312	282

Adjusted operating expenses
Labour	14	14	12	10	10	8
Intercarrier costs	207	208	185	163	161	140
Other operating expenses	16	11	9	18	21	16
Asset impairments	—	—	—	—	—	2
Internal expenses	25	27	24	9	7	5

	262	260	230	200	199	171

Adjusted EBITDA	107	99	107	114	113	111

Analysis & KPI’s - Wholesale & International

	H1FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13	H2 FY13
Local Service
Access Lines (000)	402	414	417	440	442	421

Fixed
Access	102	106	111	114	119	109
Voice/Calling	151	139	117	105	99	78
Broadband	2	1	2	1	1	1
Data	33	38	39	39	37	36
Other	6	10	7	9	7	7

	294	294	276	268	263	231

Analysis of international transits:
International transit revenue - $m	114	104	85	74	71	55
International intercarrier costs - $m	96	88	67	57	55	43

FTE Permanent	266	259	206	206	207	178
FTE Contractors	4	7	2	3	—	—

FTE Total	270	266	208	209	207	178

Telecom

Financial breakdown by business unit - Retail

	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m
Adjusted operating revenues and other gains
Fixed	650	627	609	590	559	540
Mobile	349	362	342	356	352	345
IT services	2	2	1	1	1	1
Other operating revenue	11	12	10	13	15	12
Other gains	—	—	—	3	—	—
Internal Revenue	—	—	—	3	1	1

	1,012	1,003	962	966	928	899

Adjusted operating expenses
Labour	71	67	66	67	61	52
Intercarrier costs	275	257	204	179	160	159
Other operating expenses	181	159	218	323	334	306
Internal expenses	131	156	128	15	16	21

	658	639	616	584	571	538

Adjusted EBITDA	354	364	346	382	357	361

Analysis & KPI’s - Retail

Local Service
Access Lines (000)	1,099	1,061	1,023	976	949	933
Broadband connections (000)	580	591	598	599	612	630

Fixed
Access	288	275	268	260	249	252
Voice/Calling	195	185	168	159	148	135
Broadband	153	152	160	159	151	144
Data	3	2	2	2	2	1
Other	11	13	11	10	9	8

	650	627	609	590	559	540

FTE Permanent	1,962	1,805	1,778	1,725	1,606	1,431
FTE Contractors	96	134	123	125	138	131

FTE Total	2,058	1,939	1,901	1,850	1,744	1,562

Telecom

Financial breakdown by business unit - Gen-i

Gen-i Total	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m

Adjusted operating revenues and other gains
Fixed	309	279	263	252	243	228
Mobile	104	104	114	112	108	105
IT Services	266	285	266	274	266	257
Other operating revenue	5	3	—	1	1	—
Other gains	—	—	4	—	—	2
Internal Revenue	21	26	25	24	21	30

	705	697	672	663	639	622
Adjusted operating expenses
Labour	162	156	156	138	144	119
Intercarrier costs	53	51	44	42	41	41
Other operating expenses	228	218	214	244	233	245
Asset impairments	—	—	—	—	—	1
Internal expenses	92	78	69	39	35	32

	535	503	483	463	453	438

Adjusted EBITDA	170	194	189	200	186	184

Adjusted EBITDA - Telecommunications solutions	155	165	170	173	163	155
Adjusted EBITDA - IT services	15	29	19	27	23	29

Total	170	194	189	200	186	184

Analysis & KPI’s - Gen-i

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13	H2 FY13
Local Service
Access Lines (000)	78	76	74	73	68	67
Broadband connections (000)	19	19	19	20	19	19

Fixed
Access	58	56	56	54	51	49
Voice/Calling	94	92	88	82	78	72
Broadband	29	28	27	27	26	23
Data	121	97	91	87	87	84
Other	7	6	1	2	1	—

	309	279	263	252	243	228

FTE Permanent - Telcommunications solutions	986	953	880	903	906	766
FTE Permanent - IT solutions	1,556	1,580	1,448	1,436	1,341	1,192

Total FTE Permanent	2,542	2,533	2,328	2,339	2,247	1,958

FTE Contractors - Telcommunications solutions	67	36	25	27	20	10
FTE Contractors - IT solutions	241	199	119	106	94	78

Total FTE Contractors	308	235	144	133	114	88

FTE Total	2,850	2,768	2,472	2,472	2,361	2,046

Telecom

Analysis & KPI’s - Mobile

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13	H2 FY13
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	204	204	199	192	192	192
Data revenue - $m	134	135	144	154	163	166
Other mobile revenue[1]	115	127	113	122	105	92

	453	466	456	468	460	450

New Zealand average revenue per user (ARPU) 6 month active
ARPU - $ per month	26.65	26.09	28.45	28.54	33.75	33.55
Postpaid - $ per month	53.31	52.10	53.25	53.51	56.43	54.84
Prepaid - $ per month	9.64	9.63	10.29	9.41	11.32	11.92
Voice - $ per month	16.11	15.72	16.48	15.85	18.30	18.03
Data - $ per month	10.54	10.37	11.97	12.69	15.45	15.52

Number of mobile customers at period end (000) (New Zealand - Group) 6 month active
Postpaid	829	830	857	893	863	908
Prepaid	1,347	1,249	1,157	1,123	847	895
Internal postpaid	16	18	17	15	13	12

Total mobile customers[2]	2,192	2,097	2,031	2,031	1,723	1,815

1	Other mobile revenue includes handset sales and mobile interconnect
2	Mobile connections exclude MVNO connections.

Telecom

Financial breakdown by business unit - AAPT

	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m	H1 FY11 A$m	H2 FY11 A$m	H1 FY12 A$m	H2 FY12 A$m	H1 FY13 A$m	H2 FY13 A$m
Adjusted operating revenues and other gains
Fixed	423	389	341	261	235	233	332	293	266	202	185	188
Mobile	10	8	5	5	3	2	8	6	4	4	3	2
IT services	—	—	—	—	—	—	—	—	—	—	—	—
Other operating revenue	4	—	2	4	3	1	3	—	2	3	2	1
Other gains	—	—	—	—	1	—	—	—	—	—	1	—
Internal Revenue	40	26	22	24	21	16	32	19	17	18	15	14

	477	423	370	294	263	252	375	318	289	227	206	205

Adjusted operating expenses
Labour	75	74	64	65	63	59	59	54	51	50	49	49
Intercarrier costs	264	241	208	134	118	114	207	182	162	104	92	93
Other operating expenses	61	41	38	30	34	29	48	30	29	24	28	23
Internal expenses	31	23	20	17	12	12	23	19	16	13	10	10

	431	379	330	246	227	214	337	285	258	191	179	175

Adjusted EBITDA	46	44	40	48	36	38	38	33	31	36	27	30

Analysis & KPI’s - AAPT

Fixed
Access	—	—	—	—	—	—
Voice/Calling	88	76	70	60	50	51
Broadband	69	60	56	38	35	33
Data	56	59	55	52	57	64
Other (includes resale)	119	98	85	52	43	40

	332	293	266	202	185	188

FTE Permanent	882	781	768	751	733	703
FTE Contractors	34	9	14	14	8	17

FTE Total	916	790	782	765	741	720

Telecom

Financial breakdown by business unit - T&SS

	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m
Adjusted operating revenues and other gains
Fixed	—	—	—	2	2	1
Mobile	—	—	—	—	—	—
IT services	—	—	—	—	—	—
Other operating revenue	36	29	35	22	26	23
Other gains	14	8	—	5	—	5
Internal Revenue	6	4	3	—	—	—

	56	41	38	29	28	29

Adjusted operating expenses
Labour	53	54	62	57	57	44
Intercarrier costs	2	1	—	1	—	—
Other operating expenses	156	123	123	116	118	110
Asset impairments	—	—	—	—	—	7
Internal expenses	4	9	8	6	5	3

	215	187	193	180	180	164

Adjusted EBITDA	(159)	(146)	(155)	(151)	(152)	(135)

Analysis & KPI’s - T&SS

FTE Permanent	1,382	1,805	1,766	1,814	1,733	1,553
FTE Contractors	222	201	117	132	133	148

FTE Total	1,604	2,006	1,883	1,946	1,866	1,701

Telecom

Financial breakdown by business unit - Corporate

	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m
Adjusted operating revenues and other gains
Fixed	—	—	—	—	—	—
Mobile	—	—	—	—	—	—
IT services	—	—	—	—	1	2
Other operating revenue	43	28	33	35	23	43
Other gains	—	5	—	—	6	—
Internal Revenue	12	10	12	15	14	13

	55	43	45	50	44	58

Adjusted operating expenses
Labour	46	46	51	49	49	33
Intercarrier costs	—	—	—	—	—	2
Other operating expenses	32	26	25	22	15	23
Asset impairments	—	—	—	—	—	2
Internal expenses	8	13	8	12	14	20

	86	85	84	83	78	80

Adjusted EBITDA	(31)	(42)	(39)	(33)	(34)	(22)

Analysis & KPI’s - Corporate

Southern Cross Dividends - $m	39	32	26	32	19	37

FTE Permanent	556	550	608	626	594	392
FTE Contractors	39	34	46	35	17	23

FTE Total	595	584	654	661	611	415

Telecom Group

Costs summary

	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m
Adjusted operating expenses
Labour	421	411	411	386	384	315

	421	411	411	386	384	315

Intercarrier costs
Baseband and access charges	265	259	264	262	245	236
Other intercarrier costs	536	499	377	257	235	220

	801	758	641	519	480	456

Other operating expenses
Direct costs	66	56	59	46	47	33
Mobile acquisitions, upgrades and dealer commissions	126	118	153	183	175	162
Procurement and IT Services	164	173	154	163	156	165
Broadband and internet	128	149	122	129	121	127
Computer costs	98	60	51	38	43	38
Advertising promotions and communications	42	26	37	28	41	33
Accommodation and co-location	86	92	88	64	67	71
Bad debts	10	8	6	3	7	9
Field service costs	25	28	28	23	25	14
Other expenses	83	57	84	76	73	77

	828	767	782	753	755	729

Telecom Group

Capex Summary

	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m
Major Programmes:
Optical transport network	—	—	—	—	14	19
Re-engineering	—	—	—	—	8	17
Mobile network	61	43	46	48	29	55
Mobile spectrum	—	—	—	—	54	—

	61	43	46	48	105	91
Revenue retention and sustain:
Southern Cross	—	4	1	3	11	—
AAPT	38	18	18	22	21	23
Regulatory	23	9	8	7	2	2
Revenue retention and sustain other	166	148	116	123	107	103

	227	179	143	155	141	128

Chorus	192	212	136	—	—	—

Total Group	480	434	325	203	246	219

Capital expenditure is presented on an accruals basis.